

AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group



28 March 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

SUPPL

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 25 March 2005, Re: Amsteel Corporation Berhad ("ACB") - Debt and Corporate Restructuring Exercise of ACB and its subsidiaries: Proposed extension to Redemption date of 31 March 2005 of the zero-coupon redeemable secured RM denominated bonds and Repayment date of 31 March 2005 of the zero-coupon redeemable secured USD denominated consolidated and rescheduled debts for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 5/19



Form Version 2.0

General Announcement

Ownership transfer to AMSTEEL on 25/03/2005 06:22:07 PM
Reference No AA-050325-8F288

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	AMSTEEL CORPORATION BERHAD
* Stock name	:	AMSTEEL
* Stock code	:	2712
* Contact person	:	CHAN POH LAN
* Designation	:	SECRETARY

* Type : ● Announcement ○ Reply to query

* Subject :

AMSTEEL CORPORATION BERHAD ("ACB")

DEBT AND CORPORATE RESTRUCTURING EXERCISE OF ACB AND ITS SUBSIDIARIES ("ACB SCHEME")

PROPOSED EXTENSION TO:

1. REDEMPTION DATE OF 31 MARCH 2005 OF THE ZERO-COUPON REDEEMABLE SECURED RM DENOMINATED BONDS ("BONDS"); AND

REPAYMENT DATE OF 31 MARCH 2005 OF THE ZERO-COUPON REDEEMABLE SECURED USD DENOMINATED CONSOLIDATED AND RESCHEDULED DEBTS ("SPV DEBTS")

* **Contents :-**

1. INTRODUCTION

Reference is made to the announcement by ACB on 16 December 2004 regarding the approval by the holders of the Bonds ("Bondholders") and holders of the SPV Debts ("SPV Debt Holders") to, among others, vary the redemption/repayment date for the Bonds and SPV Debts on 31 December 2004 ("Variation") as set out in Table A and Table B below.

The redemption and repayment of the Bonds and SPV Debts due on 31 December 2004 pursuant to the Variation were duly made.

The net proceeds from the proposed disposal of 70% of the issued and paid-up capital of Lion Seremban Parade Sdn Bhd ("Proposed Disposal of LSP") and the proposed disposal of the entire issued and paid-up capital of Lion Ipoh Parade Sdn Bhd ("Proposed Disposal of LIP") were earmarked to redeem/repay the Bonds/SPV Debts scheduled on 31 March 2005.

The Proposed Disposal of LIP and Proposed Disposal of LSP which were expected to complete towards the

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

25 MAR 2005

end of the first quarter of 2005 are still pending fulfilment of certain conditions precedent in relation thereto and as a result of the delay, the redemption/repayment of the Bonds/SPV Debts on 31 March 2005 has to be rescheduled.

The Board of Directors of ACB wishes to announce that on 25 March 2005, ACB and Amsteel Harta (L) Ltd have issued notices of meetings dated 25 March 2005 to the Bondholders and SPV Debt Holders to seek their indulgence and approval to extend the redemption/repayment date of 31 March 2005 ("Proposed Extension").

2. PROPOSED EXTENSION

The Proposed Extension involves the extension of the redemption/repayment date of 31 March 2005 for the Bonds and SPV Debts to 30 June 2005. The amounts that will be redeemed/repaid will remain unchanged and the penalty interest for the amount deferred will be calculated on a simple interest basis from 1 January 2005 to date of payment.

3. APPROVALS FOR THE PROPOSED EXTENSION

The following approvals are required:

(i) the Securities Commission for the Proposed Extension;
(ii) Bondholders and SPV Debt Holders at the respective meetings to be convened; and
(iii) Bank Negara Malaysia for the Proposed Extension in respect of the SPV Debts.

Unless the context otherwise requires, terms and references defined in the Circular to the Shareholders dated 9 January 2003 shall have the same meaning used herein.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table A: Bonds

Category	Due Date on 31 December 2004 Nominal Amount (RM)	New Due Dates And Nominal Amount (RM)	
Class A1	54,701,791	31 December 2004	10,706,801
		31 March 2005	11,135,972
		31 December 2007	32,859,018
Class A2	99,909,456	31 December 2004	22,209,404
		31 March 2005	40,613,241
		31 December 2007	37,086,811
Class B(a)	44,288,770	31 December 2004	8,668,657
		31 March 2005	9,016,131

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

		31 December 2007	26,603,982
Class B(b)	4,638,521	31 December 2004	907,899
		31 March 2005	944,292
		31 December 2007	2,786,330

Table B: SPV Debts

Category	**Due Date on 31 December 2004 Nominal Amount (USD)**	**New Due Dates And Nominal Amount (USD)**	
Class A1	76,838,817	31 December 2004	15,039,689
		31 March 2005	15,642,539
		31 December 2007	46,156,589
Class A2	961,335	31 December 2004	188,162
		31 March 2005	195,705
		31 December 2007	577,468
Class B	31,651,229	31 December 2004	6,195,106
		31 March 2005	6,443,431
		31 December 2007	19,012,692

AMSTEEL CORPORATION BERHAD (20667-M)



Secretary

25 MAR 2005



AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

18 March 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

1) General Announcement dated 17 March 2005, Re: Change in Audit Committee; and

2) General Announcement dated 17 March 2005, Re: Change in Boardroom.

Please contact the undersigned if you have any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Form Version 2.0

Change in Audit Committee

Ownership transfer to AMSTEEL/EDMS/KLSE on 17/03/2005 04:43:03 PM
Reference No AA-050317-FC9EE

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Amsteel Corporation Berhad**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**Chan Poh Lan**
* Designation	:	**Secretary**

* Date of change	:	**17/03/2005**
* Type of change	:	**Appointment**
* Designation	:	**Member of Audit Committee**
* Directorate	:	○ **Executive** ● **Independent & Non Executive** ○ **Non Independent & Non Executive**
* Name	:	**Lt Jen (B) Datuk Seri Abdul Manap bin Ibrahim**
* Age	:	**65**
* Nationality	:	**Malaysian**
* Qualifications	:	**A graduate of the Royal Military College at Sungei Besi, the British Army School of Infantry in Netheravon, England, the US Army Command and General Staff College in Fort Leavenworth (Kansas), the US Naval Post Graduate School in Monterey (California) and the fellowship at US Army War College in Carlyle Barracks (Pennsylvania).**
* Working experience and occupation	:	**Joined the Malaysian Army as an Officer Cadet in 1959. Held many important staff and command appointments at the Ministry of Defence, in the field and abroad. Retired in 1994 as Deputy Chief of the Army from the Malaysian Armed Forces after having served 34 years in the military. Served as Chief Operating Officer with SUKOM Ninety Eight Berhad, the Organizing Committee of the highly successful Kuala Lumpur 98, XVI Commonwealth Games. At present, employed as a Senior Executive with a local company in the Information Communications Technology (ICT) sector.**
* Directorship of public companies (if any)	:	**WTK Holdings Berhad**
* Family relationship with any director and/or major shareholder of the listed issuer	:	**Nil**
* Details of any interest in the securities of the listed issuer or its subsidiaries	:	**Nil**

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

* Composition of Audit Committee (Name and Directorate of members after change) : **1. Tuan Haji Munajat bin Idris (Chairman) - Independent Non-Executive Director**
2. Lt Jen (B) Datuk Seri Abdul Manap bin Ibrahim (Member) - Independent Non-Executive Director
3. Mr Tan Siak Tee (Member) - Independent Non-Executive Director

* Compliance of the Audit Committee with Paragraph 15.10 (1) (c) of the Listing Requirements (after change) : ● **Yes** ○ **No**

Remarks :



AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

17 MAR 2005



Form Version 2.0

Change in Boardroom

Ownership transfer to AMSTEEL/EDMS/KLSE on 17/03/2005 04:43:03 PM
Reference No AA-050317-FD7ED

	Submitting Merchant Bank (if applicable)	:	
	Submitting Secretarial Firm Name (if applicable)	:	
*	Company name	:	**Amsteel Corporation Berhad**
*	Stock name	:	**AMSTEEL**
*	Stock code	:	**2712**
*	Contact person	:	**Chan Poh Lan**
*	Designation	:	**Secretary**

*	Date of change	:	**17/03/2005**
*	Type of change	:	**Appointment**
*	Designation	:	**Managing Director**
*	Directorate	:	● **Executive** ○ **Independent & Non Executive** ○ **Non Independent & Non Executive**
*	Name	:	**Ong Kek Seng**
*	Age	:	**50**
*	Nationality	:	**Malaysian**
*	Qualifications	:	**Bachelor of Science (Building) Degree from Leeds Polytechnic, United Kingdom; an associate of the Royal Institution of Chartered Surveyors (United Kingdom) and a member of the Chartered Institute of Building (United Kingdom), Institute of Fire Engineers (United Kingdom) and Institution of Surveyors (Malaysia).**
*	Working experience and occupation	:	**23 years of working experience in property development which includes 6 years as a building surveyor with the City Hall of Kuala Lumpur and 14 years with the Lion Group in its property division.**
*	Directorship of public companies (if any)	:	**Hy-Line Berhad**
*	Family relationship with any director and/or major shareholder of the listed issuer	:	**Nil**
*	Details of any interest in the securities of the listed issuer or its subsidiaries	:	**Nil**
*	Compliance with Paragraph 15.02 of the Listing Requirements	:	● **Yes** ○ **No**
	Remarks	:	

AMSTEEL CORPORATION BERHAD (20667-M)



Secretary

17 MAR 2005



AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

17 March 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith the General Announcement dated 16 March 2005, Re: i) The proposed disposal of 100% equity interest comprising 10,000,000 ordinary shares of RM1.00 each in Lion Ipoh Parade Sdn Bhd for a cash consideration of RM1.00 and the settlement of inter-company balances based on the property asset value to be adjusted for the net trade assets/liabilities to be taken over by TMW Lion GMBH on completion; and ii) The proposed disposal of 70% equity interest comprising 7,000 ordinary shares of RM1.00 each in Lion Seremban Parade Sdn Bhd for a cash consideration of RM0.70 and the settlement of inter-company balances based on the property asset value to be adjusted for the net trade assets/liabilities to be taken over by the purchaser on completion for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD



WONG PHOOI LIN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Form Version 2.0

General Announcement
Submitted by OT_OSK SECURITIES on 16/03/2005 06:04:04 PM
Reference No OS-050316-61817

Submitting Merchant Bank (if applicable)	:	OSK SECURITIES BERHAD
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	AMSTEEL CORPORATION BERHAD
* Stock name	:	AMSTEEL
* Stock code	:	2712
* Contact person	:	Leona Ng/ Jason Lam
* Designation	:	Senior Manager/ Deputy Manager

* Type : ● Announcement ○ Reply to query

* Subject :

I THE PROPOSED DISPOSAL OF 100% EQUITY INTEREST COMPRISING 10,000,000 ORDINARY SHARES OF RM1.00 EACH IN LION IPOH PARADE SDN BHD ("LIPSB") FOR A CASH CONSIDERATION OF RM1.00 AND THE SETTLEMENT OF INTER-COMPANY BALANCES BASED ON THE PROPERTY ASSET VALUE TO BE ADJUSTED FOR THE NET TRADE ASSETS/ LIABILITIES TO BE TAKEN OVER BY TMW LION GMBH ("PURCHASER") ON COMPLETION ("PROPOSED DISPOSAL OF LIPSB");

II THE PROPOSED DISPOSAL OF 70% EQUITY INTEREST COMPRISING 7,000 ORDINARY SHARES OF RM1.00 EACH IN LION SEREMBAN PARADE SDN BHD ("LSPSB") FOR A CASH CONSIDERATION OF RM0.70 AND THE SETTLEMENT OF INTER-COMPANY BALANCES BASED ON THE PROPERTY ASSET VALUE TO BE ADJUSTED FOR THE NET TRADE ASSETS/ LIABILITIES TO BE TAKEN OVER BY THE PURCHASER ON COMPLETION ("PROPOSED DISPOSAL OF LSPSB").

(COLLECTIVELY REFERRED TO AS THE "PROPOSED DISPOSALS")

* **Contents :-**

We refer to the announcements made by OSK Securities Bhd ("OSK"), on behalf of the Board of Directors ("Board") of Amsteel Corporation Berhad ("Amsteel") on 8 March 2005, 2 March 2005, 27 January 2005, 9 November 2004, 9 December 2004 and 13 December 2004 in relation to the above.

On behalf of the Board of Amsteel, OSK wishes to announce that the Securities Commission ("SC") had vide its letter dated 14 March 2005, which was received on 15 March 2005 approved the following:-

(i) disposal of the entire 100% equity interest in Lion Ipoh Parade Sdn Bhd ("LIPSB"), comprising 10,000,000 LIPSB ordinary shares of RM1.00 each, by Ayer Keroh Resort Sdn Bhd ("AKR"), a 70% owned subsidiary of Amsteel, for a total cash consideration of RM1.00 and the settlement of inter-company balances at an indicative amount of RM158.852 million;

(ii) disposal of the entire 70% equity interest in Lion Seremban Parade Sdn Bhd ("LSPSB"), comprising 7,000 LSPSB ordinary shares of RM1.00 each, by Masbeef Sdn Bhd ("Masbeef"), a wholly-owned subsidiary of AKR, for a total cash consideration of RM0.70 and the settlement of inter-company balances, at an indicative amount of RM63.448 million;

(iii) the utilisation of the proceeds from the Proposed Disposals in the manner set out in Table I below; and

(iv) waiver from complying with Paragraph 5.05 (c) (ii) of the Policies and Guidelines on Issue/Offer of Securities ("Issue Guidelines"), which stipulates that the valuation approved by the SC must be used as the sale consideration in the disposal;

subject to the following conditions:-

(i) full disclosure should be made in the circular to Amsteel's shareholders with regard to the basis and valuation of the disposal consideration of LIPSB and LSPSB;

(ii) with regard to the properties, namely Ipoh Parade and Seremban Parade, full disclosure should be made in the circular to Amsteel's shareholders pertaining to the following:-

(a) market value recommended by the private valuer's valuation of RM179 million and RM85 million for Ipoh Parade and Seremban Parade respectively;

(b) details of the waiver application;

(c) disposal price of the properties; and

(d) factors considered in arriving at the acquisition value of the property and rationale for seeking the waiver;

(iii) the circular should be forwarded to the SC for clearance prior to the issuance to Amsteel shareholders;

(iv) Amsteel should disclose the status of the utilisation of the disposal proceeds in its quarterly announcement and annual reports until the proceeds are fully utilised; and

(v) OSK Securities Berhad/Amsteel should fully comply with the relevant requirements in the Issues Guidelines pertaining to the Proposed Disposals.

Unless otherwise stated, defined terms used in this Announcement shall carry the same meaning as defined in the previous announcements.

This announcement is dated 16 March 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table I - Utilisation of the proceeds from the Proposed Disposals

	RM'million
Repayment of bank borrowings	220.70
Expenses in relation to the Proposed Disposals	1.60
	222.30*

Note :-

* *Based on the indicative amount*